UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number 000-22754

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Urban Outfitters, Inc. 401(k) Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Urban Outfitters, Inc.

5000 South Broad Street

Philadelphia, PA 19112-1495

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

DECEMBER 31, 2015 AND 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator

Urban Outfitters, Inc. 401(k) Savings Plan

Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the Urban Outfitters, Inc. 401(k) Savings Plan (the “Plan”) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/S/ BDO USA, LLP

BDO USA, LLP

Philadelphia, Pennsylvania

June 24, 2016

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2015 AND 2014

	December 31,
	2015	2014
Assets:
Investments, at fair value (Note 3)	$99,742,085	$95,205,847

Receivables:
Notes receivable from participants	1,787,679	1,751,098

Total Assets	101,529,764	96,956,945

Liabilities:
Refundable contributions	1,033,328	1,048,362

Total Liabilities	1,033,328	1,048,362

Net Assets Available for Benefits	$100,496,436	$95,908,583

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2015

Year Ended December 31, 2015
Additions to (Deductions from) Net Assets
Investment loss:
Net depreciation in fair value of investments	$(6,690,047)
Interest and dividends	3,005,908

Total net investment loss	(3,684,139)

Interest income on notes receivable from participants	73,322

Contributions:
Participants	13,156,127
Employer	2,085,410
Rollovers from other plans (Note 1)	2,574,322

Total contributions	17,815,859

Benefits paid to participants	(9,307,521)
Administrative expenses	(309,668)

Increase in Net Assets	4,587,853

Net Assets Available for Benefits
Beginning of year	95,908,583

End of year	$100,496,436

The accompanying notes are an integral part of these financial statements.

URBAN OUTFITTERS, INC. 401(k) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2015 AND 2014

1.	Description of Plan

The following description of the Urban Outfitters, Inc. 401(k) Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution 401(k) plan covering substantially all employees of Urban Outfitters, Inc. (the “Company”) that have attained age 18. Effective April 28, 2014, eligible employees are able to participate in the Plan upon completing three months of service. Prior to April 28, 2014, eligible employees are able to participate in the Plan upon completing ninety days of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan is administered by a committee consisting of members appointed by the board of directors of the Company and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the recordkeeper and custodian.

Contributions—Subject to certain limitations as outlined in the Plan, participants may elect to contribute from 1% to 25% of their eligible compensation, as defined, to the Plan. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan.

The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation) to the Plan. To be eligible for employer contributions, a participant must have completed 12 months of continuous service. For each of the years ended December 31, 2015 and 2014, the Company made matching contributions equal to 25% of the first 6% of an employee’s compensation deferred under the Plan. No additional discretionary contributions were made.

Rollovers—Rollovers represent transfers of account balances of certain participant contributions into certain investments of the Plan from other qualified plans or individual retirement accounts. The Plan does not accept rollovers of after-tax employee contributions or designated Roth contributions.

Participant Accounts—Each participant’s account is credited with the participant’s elective and rollover contributions, the Company’s contribution and an allocation of plan investment earnings (losses), and charged with withdrawals, distributions and fees. Effective April 28, 2014, participant accounts are charged quarterly with an allocation of administrative expenses that are paid by the Plan. Allocations are based on account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Except as limited by the Company’s Insider Trading Policy and applicable law, participants may change their investment options at any time.

Vesting—Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company’s contributions is graded over five years of credited service. Participants become 100% vested if separated from service due to retirement, death or disability.

Forfeitures—Participants forfeit non-vested company contributions if their employment is terminated. Forfeited non-vested company contributions are used first to pay administrative expenses of the Plan and then to reduce the Company’s contributions for such plan year. As of December 31, 2015 and 2014, the plan had forfeitures of approximately $3,000, and $58,000, respectively, available to pay administrative expenses or reduce future company contributions. Forfeitures of approximately $303,000 and $371,000 were used to pay both administrative expenses and reduce employer contributions of the Plan for the years ended December 31, 2015 and 2014, respectively.

Notes Receivable from Participants—Participants may borrow from their vested accounts, a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant’s vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are collateralized by the balance in the participant’s account and bear interest at the prime rate plus a fixed rate of 1% upon loan origination. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits—A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested.

Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. common stock.

Participants, upon attainment of age 59 1⁄2, may elect to receive in-service distributions. Financial hardship withdrawals are also permitted pending submission of verification to the plan administrator warranting the financial hardship.

Funding Policy—The Company remits employee deferral and company matching contributions to the Plan on a bi-weekly basis.

2.	Summary of Significant Accounting Policies

Basis of Accounting—The financial statements of the Plan are prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America except for benefit payments which are recorded when paid.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates and assumptions also affect the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Contributions—Participant contributions are recorded when the Company makes payroll deductions from eligible Plan participants. Employer contributions are accrued in the period in which they become obligations of the Company.

Valuation of Investments—The Plan’s investments are stated at fair value. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are stated at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Interest-bearing deposits are valued at carrying value, which approximates fair value. The fair value per unit of investments in the common/collective trust is measured using net asset value (“NAV”) as the practical expedient and is determined by the investment fund’s trustee based on the fair value of the underlying securities within the fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net Depreciation in Fair Value of Investments—The Plan presents, in the Statement of Changes in Net Assets Available for Benefits, the net depreciation in the fair value of its investments, which consists of the net realized gains or losses and the unrealized appreciation or depreciation on these investments.

Administrative Expenses—Administrative expenses are calculated on a quarterly basis on total Plan Assets based upon average quarterly assets and are subject to offset for revenue received from investments. Any remaining balance, after the application of the offsets, is charged to participant’s accounts on a quarterly basis.

Notes Receivable from Participants—Notes receivable from participants are measured at their unpaid principal balance plus any accrued, but unpaid, interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the recordkeeper deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Recently Issued Accounting Pronouncements—In May 2015, the Financial Accounting Standards Board (“FASB”) issued an accounting standards update that provides guidance for certain investments measured at fair value using the NAV per share (or its equivalent) as the practical expedient. The guidance removes the requirement to include these investments within the fair value hierarchy (Note 3). The Plan elected to early adopt this update and retrospectively applied this update to all financial statement periods presented.

In June 2015, the FASB issued an accounting standards update that simplifies the investment presentation and disclosure requirements for employee benefit plan financial statements. The update eliminates the requirements to disclose: (1) individual investments that represent five percent or more of net assets available for benefits; (2) net appreciation or depreciation by individual investment type; and (3) investments disaggregated by nature, characteristics, and risk. The Plan elected to early adopt this update and retrospectively applied this update to all financial statement periods presented.

Reclassification—Certain amounts in the 2014 financial statements have been reclassified to conform to the 2015 financial statement presentation.

3.	Fair Value Measurements

Accounting Standards Codification (“ASC”) Topic 820 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and establishes a three-tier hierarchy that is used to identify assets and liabilities measured at fair value. The hierarchy focuses on the inputs used to measure fair value and requires that the lowest level input be used. The three levels defined in ASC Topic 820 are as follows:

•	Level 1—observable inputs based upon quoted market prices for identical assets or liabilities within active markets.

•	Level 2—observable inputs other than Level 1 that are based upon quoted market prices for similar assets or liabilities, based upon quoted prices within inactive markets, or inputs other than quoted market prices that are observable through market data for substantially the full term of the asset or liability.

•	Level 3—inputs that are unobservable for the particular asset or liability due to little or no market activity and are significant to the fair value of the asset or liability. These inputs reflect assumptions that market participants would use when valuing the particular asset or liability.

ASC Topic 820 requires the Plan to describe the methodologies used to measure the fair value of assets and liabilities. These methodologies were consistently applied to all assets and liabilities carried by the Plan as of December 31, 2015 and 2014. The Plan has described below, the methodology used to measure each major category of investment assets.

•	Effective April 28, 2014 the Urban Outfitters, Inc. common stock fund is an employer stock fund. The fund consists of Urban Outfitters, Inc. common stock. Urban Outfitters, Inc. common stock is valued at the quoted market price from a national securities exchange which represents fair value. The Urban Outfitters, Inc. common stock fund is classified within Level 1 of the valuation hierarchy. Through April 28, 2014 the Urban Outfitters, Inc. common stock fund was an employer unitized stock fund that consisted of both Urban Outfitters, Inc. common stock and a short-term cash component that provided liquidity for daily trading. The short-term cash investments were valued at cost which approximated fair value.

•	Mutual funds are valued at the total market value of the underlying assets based on published market prices as of the close of the last day of the plan year. These values represent the net asset values of the shares held by the Plan and are classified within Level 1 of the valuation hierarchy.

•	Interest-bearing deposits are valued at carrying value, which approximates fair value, and are classified within Level 1 of the valuation hierarchy.

•	The Prudential Guaranteed Income Fund (Common/Collective Trust) is a comingled stable fund that primarily invests in long-term bonds and notes such as public bonds, commercial mortgages and private placement bonds. The NAV of the Prudential Guaranteed Income Fund is provided by the investment fund’s trustee and is determined by the fair value of the underlying assets within the portfolio.

The following tables present the fair value of investment assets as of December 31, 2015 and 2014 by type of asset and by the valuation hierarchy described above. The Plan had no assets that were classified as Level 2 or 3 as of December 31, 2015 and 2014.

	Fair Value Measurements at December 31, 2015
Description	(Level 1)	Total
Urban Outfitters, Inc. common stock fund	$9,110,573	$9,110,573
Mutual funds	81,093,591	81,093,591
Interest-bearing deposits	722	722
Common/Collective Trust measured at NAV*	—	9,537,199

Total investments at fair value	$90,204,886	$99,742,085

	Fair Value Measurements at December 31, 2014
Description	(Level 1)	Total
Urban Outfitters, Inc. common stock fund	$15,007,046	$15,007,046
Mutual funds	71,086,450	71,086,450
Interest-bearing deposits	990	990
Common/Collective Trust measured at NAV*	—	9,111,361

Total investments at fair value	$86,094,486	$95,205,847

*	Certain investments for which fair value is measured using the NAV per share as the practical expedient have not been categorized within the fair value hierarchy. The fair value amounts presented in this table are intended to reconcile the fair value hierarchy to the amounts presented in the Statements of Net Assets Available for Benefits.

4.	Refundable Contributions

In order to satisfy the relevant non-discrimination provisions of the Plan, the Company refunds any excess deferral contributions and related net gains or losses of certain active participants. Refundable contributions at December 31, 2015 and 2014 were $1,033,328 and $1,048,362, respectively. Refunds are issued to participants in the month of March subsequent to each plan year. Contributions received from participants have been reduced by the refundable contributions at December 31, 2015.

5.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

6.	Related Party Transactions

Certain plan investments qualify as party-in-interest transactions. These include shares of the Company’s common stock, shares of a money market fund, shares of a common/collective trust and mutual funds.

The investments held in Urban Outfitters Inc. common stock were $9,110,573 and $15,007,046 at December 31, 2015 and 2014, respectively.

Effective April 28, 2014 the Plan transitioned record keeping and custodianship from MassMutual and State Street Investments to Fidelity Management Trust Company. The shares of the money market fund (Fidelity Cash Reserves Fund) and select mutual funds held by the plan (Spartan Funds) after the date of transition were managed by Fidelity Management Trust Company. At December 31, 2015 and 2014, the Plan held $722 and $990, respectively, of the Fidelity Cash Reserves Fund. The total balance of mutual funds managed by Fidelity Management Trust Company at December 31, 2015 and 2014 was $13,385,827 and $12,735,039, respectively.

In April 2014, the Plan entered into an agreement with Fidelity Management Trust Company for record keeping and administrative services with a fixed basis point pricing. The pricing will be calculated on a quarterly basis on total Plan Assets based upon average quarterly assets and is subject to offset for revenue received from Fidelity and Non-Fidelity investments as outlined in the agreement. Any remaining balance, after the application of the offsets, will be charged to participant’s accounts on a quarterly basis.

Notes receivable from participants represent a portion of the Plan’s receivables. These transactions also qualify as party-in-interest transactions. Notes receivable from participants to the Plan were $1,787,679 and $1,751,098 as of December 31, 2015 and 2014, respectively.

7.	Tax Status

Effective April 28, 2014, the Plan adopted Fidelity Management & Research Co.’s Volume Submitter Profit Sharing Plan with Cash or Deferred Arrangements (“CODA”). The Internal Revenue Service (“IRS”) ruled on March 31, 2014 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”) under the volume submitter program and the related trust is, therefore, not subject to tax under the present income tax law. The Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan administration believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

Prior to April 28, 2014, the Plan adopted another volume submitter profit sharing plan, for which the IRS ruled on February 14, 2012, that the Plan, including related amendments, as designed, was in compliance with the applicable requirements of the IRC. The Plan had been amended following receipt of the determination letter, however, the Company believed that the Plan was designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan was not subject to tax under the present income tax law.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by federal, state and/or local taxing authorities. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine examinations by taxing jurisdictions; however, there are currently no audits for any tax periods currently in progress.

8.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

9.	Subsequent Events

The Company has evaluated the effects of events that have occurred subsequent to December 31, 2015, through the filing date of this Form 11-K and have identified no subsequent events.

URBAN OUTFITTERS, INC.

401(k) SAVINGS PLAN

EIN: 23-2003332

PLAN -002

SCHEDULE H, LINE 4i—SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2015

(a)	(b)	(c)	(d)
	IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	INCLUDING MATURITY DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE	CURRENT VALUE **
*	Urban Outfitters, Inc	Common Stock Fund	$9,110,573
*	Fidelity Cash Reserves Fund	Interest-Bearing Deposits	722
	Prudential Guaranteed Income Fund	Common/Collective Trust	9,537,199
	American Funds Euro Pacific Growth Fund	Mutual Fund	5,514,296
	Dimensional Fund Advisors U.S. Small Cap Value Fund	Mutual Fund	1,883,880
	John Hancock Funds Disciplined Valued Mid Cap Fund	Mutual Fund	1,655,958
	Metropolitan West Total Return Bond Fund	Mutual Fund	1,352,130
*	Spartan 500 Index Institutional Fund	Mutual Fund	9,307,218
*	Spartan Extended Market Index Fund	Mutual Fund	1,703,672
*	Spartan International Indexed Advance Fund	Mutual Fund	2,374,937
	T. Rowe Price Blue Chip Growth Fund	Mutual Fund	16,459,282
	T. Rowe Price Equity Income Fund	Mutual Fund	3,243,950
	Vanguard Inflational Protected Securities Fund	Mutual Fund	53,675
	Vanguard REIT Index Fund	Mutual Fund	446,669
	Vanguard Small Cap Growth Index Fund	Mutual Fund	3,316,911
	Vanguard Target Retirement Fund 2010	Mutual Fund	413,059
	Vanguard Target Retirement Fund 2015	Mutual Fund	66,214
	Vanguard Target Retirement Fund 2020	Mutual Fund	1,530,072
	Vanguard Target Retirement Fund 2025	Mutual Fund	145,954
	Vanguard Target Retirement Fund 2030	Mutual Fund	3,209,960
	Vanguard Target Retirement Fund 2035	Mutual Fund	664,320
	Vanguard Target Retirement Fund 2040	Mutual Fund	7,164,865
	Vanguard Target Retirement Fund 2045	Mutual Fund	1,431,117
	Vanguard Target Retirement Fund 2050	Mutual Fund	10,188,768
	Vanguard Target Retirement Fund 2055	Mutual Fund	1,175,973
	Vanguard Target Retirement Fund 2060	Mutual Fund	276,235
	Vanguard Target Retirement Income Fund	Mutual Fund	735,661
	Vanguard Total Bond Market Fund	Mutual Fund	4,556,950
	William Blair Mid Cap Growth Fund	Mutual Fund	2,221,865

			99,742,085

*	Notes Receivable from Participants	Prime +1% with interest rates ranging from 4.25% to 9.25%; various maturities through June 2030	1,787,679

			$101,529,764

*	Party-in-interest as defined by ERISA
**	Cost information is not required for participant directed investments and therefore, is not included

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Urban Outfitters, Inc. 401(k) Savings Plan

Date: June 24, 2016	By:	/s/ FRANCIS J. CONFORTI
Francis J. Conforti
Plan Administrator

Exhibit Index

Exhibit Number	Description

23.1*	Consent of BDO USA, LLP

*	Filed herewith